17006240

SECUR.
Washington, D.C. 20549

OMB APPROVAL
Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8-67241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Chartwell Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
546 Fifth Avenue, Fl 6 (at West 45th Street)
(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John de Lande Long, President **(212) 703-8233**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLICY AVAILABLE

OATH OR AFFIRMATION

I, John De Lande Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chartwell Advisors, LLC as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AILEENA F. PACHECO
NO: 01PA6326934
EXP: JUNE 29, 2019
County: QUEENS

Signature

President

Title

Notary Public 27 Feb 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

PUBLICLY AVAILABLE

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Chartwell Advisors, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Chartwell Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Chartwell Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Chartwell Advisors, LLC stated that Chartwell Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Chartwell Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chartwell Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 28, 2017
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

PUBLICLY AVAILABLE

CHARTWELL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Current assets		
Cash and cash equivalents	$	11,688
Total current assets		**11,688**
Other assets		
Deposit		290
Total other assets		**290**
TOTAL ASSETS	**$**	**11,978**
MEMBER'S EQUITY		
Current liabilities		
Payables		3,600
Member's equity		**8,378**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**11,978**